ArcelorMittal reports second quarter 2014 and half year 2014 results

Luxembourg, August 1, 2014 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three and six month periods ended June 30, 2014.

Highlights:

▪	Health and safety: LTIF rate[2] of 0.87x in 2Q 2014 as compared to 0.90x in 2Q 2013
▪	EBITDA[3] of $1.8 billion (including a $0.1 billion US litigation charge4) in 2Q 2014, a 9% improvement as compared to 2Q 2013 on an underlying basis[5]; with notable improvements in Europe (EBITDA +41% vs. 2Q 2013) and ACIS (EBITDA +23% vs. 2Q 2013)
▪	Net income of $0.1 billion in 2Q 2014 as compared to a net loss of $0.8 billion in 2Q 2013
▪	Steel shipments of 21.5Mt, an increase of 2.5% as compared to 2Q 2013
▪	16.6 Mt own iron ore production as compared to 15.0 Mt in 2Q 2013; 10.5 Mt shipped and reported at market prices[6] as compared to 8.2 Mt in 2Q 2013
▪	Net debt[7] of $17.4 billion as of June 30, 2014 a decrease of $1.1 billion during the quarter due to release of working capital ($0.9 billion) and M&A proceeds ($0.2 billion)[8]

Key developments:

▪	Progress on ACIS turnaround evident in improved Kazakhstan and Ukraine performance
▪	Franchise steel business development: Cold mill complex at VAMA advanced automotive steel plant in China has been inaugurated
▪	Calvert plant currently running at 83% utilization; ArcelorMittal Tubarão blast furnace No.3 restarted in July 2014
▪	Agreement signed with BHP Billiton to acquire its stake in the Mount Nimba iron ore project in Guinea

Outlook and guidance framework:

▪	The previously announced 2014 guidance framework remains valid. The iron ore price has, however, been lower than anticipated and this underlying assumption has been adjusted to $105/t for the full year 2014 (from $120/t previously) implying a second-half average of $100/t. All other components of the framework remain unchanged
▪	As a result, the Company now expects 2014 EBITDA in excess of $7.0 billion, assuming:

a) Steel shipments increase by approximately 3% in 2014 as compared to 2013

b) Marketable iron ore shipments increase by approximately 15% in 2014 as compared to 2013

c) The iron ore price averages approximately $105/t (for 62% Fe CFR China) during 2014

d) An improvement in steel margins despite the weather related impacts on NAFTA segment’s first-half performance

▪	Net interest expense is expected to be approximately $1.6 billion for 2014
▪	Capital expenditure is expected to be approximately $3.8-4.0 billion for 2014
▪	The Company maintains its medium term net debt target of $15 billion

Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	2Q 14	1Q 14	2Q 13	1H 14	1H 13
Sales	20,704	19,788	20,197	40,492	39,949
EBITDA	1,763	1,754	1,700	3,517	3,265
Operating income	832	674	352	1,506	756
Net income / (loss) attributable to equity holders of the parent	52	(205)	(780)	(153)	(1,125)
Basic income / (loss) per share (USD)	0.03	(0.12)	(0.44)	(0.09)	(0.65)

Own iron ore production (Mt)	16.6	14.8	15.0	31.4	28.1
Iron ore shipments at market price (Mt)	10.5	9.3	8.2	19.8	15.5
Crude steel production (Mt)	23.1	23.0	22.5	46.1	44.9
Steel shipments (Mt)	21.5	21.0	20.9	42.4	41.4
EBITDA/tonne (USD/t)[9]	82	84	81	83	79

Commenting, Mr. Lakshmi N. Mittal, ArcelorMittal Chairman and CEO, said:

“The second quarter and first half results reflect the anticipated improvement in steel shipments and margins, supporting an underlying EBITDA improvement compared with last year.  The expansion of our iron ore business is also on track, although increased iron ore shipments were offset by the lower than anticipated iron ore price, which has led us to revise our EBITDA guidance for the full year.

Looking ahead, indicators in both Europe and the US, which together account for two thirds of our shipments, continue to be positive and we have increased our steel demand forecasts for both markets.  ArcelorMittal continues to focus on delivering on its strategy of reducing costs, investing in our franchise businesses and reducing net debt.”

Second quarter 2014 earnings analyst conference call

ArcelorMittal management will host a conference call for members of the investment community to discuss the second quarter period ended June 30, 2014 on:

Date	US Eastern time	London	CET
Friday August 1, 2014	9.30am	2.30pm	3.30pm

The dial in numbers:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK local:	0800 051 5931	+44 (0)203 364 5807	11966151#
USA local:	+1 866 719 2729	+1 240 645 0345	11966151#
France:	0800 9174780	+33 17071 2916	11966151#
Germany:	0800 965 6288	+49 692 7134 0801	11966151#
Spain:	90 099 4930	+34 911 143436	11966151#
Luxembourg:	800 26908	+352 27 86 05 07	11966151#

A replay of the conference call will be available for one week by dialing:
Number	Language	Access code
+49 (0) 1805 2043 089	English	446824#

The conference call will include a brief question and answer session with senior management. The presentation will be available via a live video webcast on www.arcelormittal.com.

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2013 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in more than 60 countries and an industrial footprint in over 20 countries. Guided by a philosophy to produce safe, sustainable steel, we are the leading supplier of quality steel in the major global steel markets including automotive, construction, household appliances and packaging, with world-class research and development and outstanding distribution networks.

Through our core values of sustainability, quality and leadership, we operate responsibly with respect to the health, safety and wellbeing of our employees, contractors and the communities in which we operate.

For us, steel is the fabric of life, as it is at the heart of the modern world from railways to cars and washing machines. We are actively researching and producing steel-based technologies and solutions that make many of the products and components we use in our everyday lives more energy-efficient.

We are one of the world’s largest producers of iron ore and metallurgical coal and our mining business is an essential part of our growth strategy. With a geographically diversified portfolio of iron ore and coal assets, we are strategically positioned to serve our network of steel plants and the external global market. While our steel operations are important customers, our supply to the external market is increasing as we grow.

In 2013, ArcelorMittal had revenues of $79.4 billion and crude steel production of 91.2 million tonnes, while own iron ore production reached 58.4 million tonnes.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: www.arcelormittal.com.

Enquiries

ArcelorMittal Investor Relations
Europe		Tel: +352 4792 2652
Americas		Tel: +1 312 899 3985
Retail		Tel: +352 4792 3198
SRI		Tel: +44 207 543 1128
Bonds/Credit		Tel: +33 1 71 92 10 26

ArcelorMittal Corporate Communications		E-mail: press@arcelormittal.com Tel: +352 4792 5000
Sophie Evans		Tel: +44 203 214 2882
Laura Nutt		Tel: +44 207 543 1125
France	Image 7: Sylvie Dumaine	Tel: +33 1 53 70 94 17
United Kingdom	Maitland Consultancy: Martin Leeburn	Tel: +44 20 7379 5151

Corporate responsibility and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate2

Health and safety performance, based on own personnel figures and contractors lost time injury frequency (LTIF) rate, increased to 0.87x in the second quarter of 2014 (“2Q 2014”) as compared to 0.85x for the first quarter of 2014 (“1Q 2014”) and decreased as compared to 0.90x for the second quarter of 2013 (“2Q 2013”). During 2Q 2014, significant improvement in the Brazil segment performance relative to 1Q 2014 was offset by a deterioration in the Mining segment performance.

Health and safety performance was relatively flat at 0.86x in the first six months of 2014 (“1H 2014”) as compared to 0.85x for the first six months of 2013 (“1H 2013”), with improvements within the Mining, NAFTA and ACIS segments, offset by deterioration in the Europe segment.

The Company’s effort to improve the group’s Health and Safety record continues. Whilst the LTIF target of 0.75x is maintained for 2014, the Company is focused on both further reducing the rate of severe injuries and preventing fatalities.

Own personnel and contractors - Frequency rate

Lost time injury frequency rate	2Q 14	1Q 14	2Q 13	1H 14	1H 13
Mining	0.84	0.26	0.61	0.54	0.63

NAFTA	0.88	1.00	1.21	0.95	1.09
Brazil	0.47	0.98	0.77	0.72	0.71
Europe	1.25	1.19	1.05	1.23	1.11
ACIS	0.51	0.54	0.76	0.51	0.60
Total Steel	0.87	0.96	0.96	0.92	0.91

Total (Steel and Mining)	0.87	0.85	0.90	0.86	0.85

Key corporate responsibility highlights for 2Q 2014

•	ArcelorMittal 2013 corporate responsibility report, ‘Steel: stakeholder value at every stage’, was released on April 22, 2014.
•	More than 200,000 employees and contractors marked ArcelorMittal’s 8th edition of its annual global Health and Safety Day; events focussed on the theme of ‘stop, think and act safely – in practice”.
•	ArcelorMittal Liberia has agreed to the first-ever environmental management plan for the East Nimba Nature Reserve. The plan was defined together with the Liberian Forestry Development Authority, Fauna and Flora International, Conservation International, the Co-Management Committee, USAID/PROSPER and members of the local communities.
•	For the 3rd consecutive year, ArcelorMittal Mexico has been awarded by the Mexican Philanthropy Centre as a socially responsible company, recognizing the Company’s proven commitment and voluntary public engagement towards its employees, investors, customers, authorities and society in general. These programmes benefit more than 14,000 people every year.
•	ArcelorMittal Brazil donated 70,000 tonnes of carbon credits to Brazil’s Environmental Ministry to compensate for greenhouse gas emissions during the football World Cup; those credits were generated by the two Clean Development Mechanism projects developed at ArcelorMittal Brazil to improve energy efficiency of the steelmaking process.

Analysis of results for the six months ended June 30, 2014 versus results for the six months ended June 30, 2013

ArcelorMittal’s net loss for 1H 2014 was $0.2 billion, or $0.09 loss per share, as compared to net loss for 1H 2013 of $1.1 billion, or $0.65 loss per share.

Total steel shipments for 1H 2014 were 2.5% higher at 42.4 million metric tonnes as compared with 41.4 million metric tonnes for 1H 2013.

Sales for 1H 2014 increased by 1.4% to $40.5 billion as compared with $39.9 billion for 1H 2013, primarily due to higher steel shipments (+2.5%) and marketable iron ore shipments (+28.4%), offset in part by lower average steel selling prices (-1.6%) and lower seaborne iron ore prices (-19%).

In recent years the Company’s maintenance practices have enabled an increase in the useful lives of plant and equipment. As a result of this development, the Company has determined that it is appropriate to extend the useful lives resulting in a lower charge to the income statement. The full detailed review of useful lives of the assets was largely completed during 2Q 2014. Accordingly, depreciation of $2.0 billion for 1H 2014 was lower as compared to $2.3 billion for 1H 2013. The Company expects the full year 2014 depreciation charge to be approximately $3.8-4.0 billion as compared to $4.7 billion in both 2012 and 2013.

Impairment charges for 1H 2014 were nil. Impairment charges for 1H 2013 were $39 million, primarily relating to the closure of the organic coating and tin plate lines in Florange (Europe).

Restructuring charges for 1H 2014 were nil. Restructuring charges for 1H 2013 were $173 million, including $137 million of cost incurred for the long term idling of the Florange liquid phase (including voluntary separation scheme costs, site rehabilitation/safeguarding costs, and take or pay obligations).

Operating income for 1H 2014 was $1.5 billion as compared with operating income of $756 million for 1H 2013. Operating results for 1H 2014 were negatively impacted by a $90 million charge following the settlement of US antitrust litigation. Operating results for 1H 2013 were positively impacted by a $47 million fair valuation gain relating to the acquisition of an additional ownership interest in DJ Galvanizing in Canada and $92 million related to “Dynamic Delta Hedge” (DDH) income. The DDH income recorded in 1Q 2013 was the final instalment of such income. This gain on the unwinding of a currency hedge related to raw materials purchases was initially recorded in equity in 4Q 2008, and as of 1Q 2013 was fully recorded in the income statement.

Income from investments, associates, joint ventures and other investments in 1H 2014 was $154 million, as compared to a loss of $42 million in 1H 2013. Income in 1H 2014 includes the annual dividend received from Erdemir, improved performance of Spanish investees as well as the share of profits of Calvert operations10. Losses incurred during 1H 2013 related primarily to the payment of contingent consideration related to the Gonvarri Brasil acquisition in 2008 and weaker performance of European associates during the year.

Net interest expense (including interest expense and interest income) was lower at $809 million for 1H 2014, as compared to $949 million for 1H 2013, on account of savings incurred following repayment of the EUR and USD bonds in June 2013 and the EUR and USD convertibles in April and May of 2014. The Company expects full year 2014 net interest expense of approximately $1.6 billion.

Foreign exchange and other net financing costs11 were $707 million for 1H 2014 as compared to costs of $685 million for 1H 2013. Foreign exchange and other net financing costs for 1H 2014 include a payment following the termination of the Senegal greenfield project12 and non-cash gains and losses on convertible bonds, and hedging instruments which matured during the quarter. Foreign exchange and other net financing costs for 1H 2013 were negatively affected by a 8%  devaluation  of  Brazilian  Real  versus  USD  which  impacted  loans  and  payables denominated in foreign currency.

ArcelorMittal recorded an income tax expense of $217 million for 1H 2014, as compared to an income tax expense of $196 million for 1H 2013.

Non-controlling interests for 1H 2014 were a charge of $80 million, as compared to a charge of $9 million for 1H 2013. Non-controlling interests charges for 1H 2014 primarily relate to minority shareholders’ share of net income recorded in ArcelorMittal Mines Canada.

Analysis of results for 2Q 2014 versus 1Q 2014 and 2Q 2013

ArcelorMittal recorded net income for 2Q 2014 of $52 million, or $0.03 earnings per share, as compared to a net loss of $0.2 billion, or $0.12 loss per share for 1Q 2014, and a net loss of $0.8 billion, or $0.44 loss per share for 2Q 2013.

Total steel shipments for 2Q 2014 were 21.5 million metric tonnes, as compared with 21.0 million metric tonnes for 1Q 2014 and 20.9 million metric tonnes for 2Q 2013.

Sales for 2Q 2014 were $20.7 billion as compared to $19.8 billion in 1Q 2014 and $20.2 billion for 2Q 2013. The increase as compared to 1Q 2014 was due to improved steel shipments (+2.3%), marginally higher average steel selling prices (+0.9%), and seasonally higher market priced iron ore shipments (+12.5%), offset in part by lower iron ore reference prices (-15%). Sales in 2Q 2014 was higher as compared to 2Q 2013 due to improved steel shipments (+2.5%); and higher marketable iron ore shipments (+28.8%), offset in part by lower average steel selling prices (-1.2%) and lower iron ore references prices (-18.5%).

Following increases in the useful lives of plant and equipment (as discussed above), depreciation was lower at $931 million for 2Q 2014 as compared to $1,080 million for 1Q 2014 and $1,136 million for 2Q 2013.

Impairment charges for 2Q 2014 and 1Q 2014 were nil. Impairment charges for 2Q 2013 were $39 million, primarily relating to the closure of the organic coating and tin plate lines in Florange (Europe).

Restructuring charges for 2Q 2014 and 1Q 2014 were nil. Restructuring charges for 2Q 2013 were $173 million, including $137 million of costs incurred for the long term idling of the Florange liquid phase (including voluntary separation scheme costs, site rehabilitation/safeguarding costs, and take or pay obligations).

Operating income for 2Q 2014 was $832 million, as compared to operating income of $674 million for 1Q 2014 and operating income of $352 million for 2Q 2013. Operating results for 2Q 2014 included a $90 million charge following the settlement of US antitrust litigation.

Income from investments, associates, joint ventures and other investments in 2Q 2014 was $118 million as compared to income in 1Q 2014 of $36 million, and a loss of $24 million in 2Q 2013. Income from investments, associates, joint ventures and other investments in 2Q 2014 included annual dividend received from Erdemir, improved performance from some European investees as well as the share of profits of Calvert operations. Income in 1Q 2014 was primarily the result of improved performance of Spanish entities. Losses incurred during 2Q 2013 related primarily to the payment of contingent consideration from the Gonvarri Brasil acquisition in 2008.

Net interest expense (including interest expense and interest income) in 2Q 2014 was $383 million, as compared to $426 million for 1Q 2014 and $471 million for 2Q 2013. The decrease in 2Q 2014 was due to savings incurred following the repayment of the EUR and USD bonds in June 2013, and the convertibles upon their maturity in April and May of 2014.

Foreign exchange and other net financing costs were $327 million for 2Q 2014 as compared to $380 million for 1Q 2014 and $530 million for 2Q 2013. Foreign exchange and other net financing costs for 2Q 2014 include non-cash gains and losses on convertible bonds, and hedging instruments which matured during the quarter. Foreign exchange and other net financing costs for 1Q 2014 included a provision in relation to the termination of the Senegal greenfield project. Foreign exchange and other net financing costs for 2Q 2013 were negatively affected by a 9%  devaluation  of  Brazilian  Real  versus  USD  which  impacted  loans  and  payables denominated in foreign currency.

ArcelorMittal recorded an income tax expense of $156 million for 2Q 2014, as compared to an income tax expense of $61 million and $99 million for 1Q 2014 and 2Q 2013, respectively.

Non-controlling interests for 2Q 2014 were a charge of $32 million, as compared to a charge of $48 million for 1Q 2014 and a charge of $8 million for 2Q 2013. Non-controlling interests charges for 2Q 2014 primarily related to minority shareholders’ share of net income recorded in ArcelorMittal Mines Canada, partially offset by losses generated in ArcelorMittal South Africa.

Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures.

Completed projects in most recent quarters

Segment	Site	Project	Capacity / particulars	Actual completion
Mining	ArcelorMittal Mines Canada	Expansion project	Increase concentrator capacity by 8mt/ year (16 to 24mt/ year)	2Q 2013 (a)

Ongoing(b) projects

Segment	Site	Project	Capacity / particulars	Forecast completion
Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15mt/ year (high grade sinter feed)	2015 (c)
NAFTA	ArcelorMittal Dofasco (Canada)	Construction of a heavy gauge galvanizing line#6 to optimise galvanizing operations	Optimize cost and increase shipment of galvanized products by 0.3mt / year	2015 (e)
Brazil	ArcelorMittal Vega Do Sul (Brazil)	Expansion project	Increase hot dipped galvanizing (HDG) capacity by 0.6mt / year and cold rolling (CR) capacity by 0.7mt / year	On hold
Brazil	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.1mt / year	2015 (f)
	Juiz de Fora (Brazil)	Rebar and meltshop expansion	Increase in rebar capacity by 0.4mt / year; Increase in meltshop capacity by 0.2mt / year	2015 (f)
Brazil	Monlevade (Brazil)	Sinter plant, blast furnace and meltshop	Increase in liquid steel capacity by 1.2mt / year; Sinter feed capacity of 2.3mt / year	On hold (f)
Brazil	Acindar (Argentina)	New rolling mill	Increase in rolling capacity by 0.4mt / year for bars for civil construction	2016 (g)

Joint venture projects

Region	Site	Project	Capacity / particulars	Forecast completion
China	Hunan Province	VAMA auto steel JV13	Capacity of 1.5mt pickling line, 0.9mt continuous annealing line and 0.5mt of hot dipped galvanizing auto steel	2H 2014 (h)
Canada	Baffinland	Early revenue phase	Production capacity 3.5mt/ year (iron ore)	2015 (d)

a)	Final capex for the AMMC expansion project was $1.6 billion. The ramp-up of expanded capacity at AMMC hit a run-rate of 24mt by year end 2013. Stretch opportunity to 30mtpa concentrate through debottlenecking of existing operations has been identified but remains subject to board approval.
b)	Ongoing projects refer to projects for which construction has begun (excluding various projects that are under development), or have been placed on hold pending improved operating conditions.
c)	The Phase 2 expansion of the Liberia project to a production capacity of 15 million tonnes per annum sinter feed is underway. The first sinter feed production is expected at the end of 2015. Stretch opportunity to 20mtpa including 5mtpa DSO has been identified but remains subject to board approval. Phase 2 is expected to require capex of $1.7 billion.
d)	The Company’s Board of Directors has approved the Early Revenue Phase (“ERP”) at Baffinland, which requires less capital investment than the full project as originally proposed. Implementation of the ERP is now underway and environmental approvals are in place. The goal is to reach a 3.5mt per annum production rate during the open water shipping season by the end of 2015. The budget for the ERP is approximately $730 million and requires upgrading of the road that connects the port in Milne Inlet to the mine site.

e)	During 3Q 2013, the Company restarted the construction of a heavy gauge galvanizing line #6 (capacity 660ktpy) at Dofasco. On completion of this project in 2015, the older and smaller galvanizing line #2 (capacity 400ktpy) will be closed. The project is expected to benefit EBITDA through increased shipments of galvanized product (260ktpy), improved mix and optimized costs. The line #6 will also incorporate Advanced High Strength Steel (AHSS) capability and is the key element in a broader program to improve Dofasco’s ability to serve customers in the automotive, construction, and industrial markets.
f)	During 2Q 2013, the Company restarted its Monlevade expansion project in Brazil. The project is expected to be completed in two phases with the first phase (investment in which has now been approved) focused mainly on downstream facilities and consisting of a new wire rod mill in Monlevade with additional capacity of 1,050 ktpy of coils with capex estimated at a total of $280 million; and Juiz de Fora rebar capacity increase from 50 to 400ktpy (replacing some wire rod production capacity) and meltshop capacity increase by 200ktpy. This part of the overall investment is expected to be finished in 2015. A decision whether to invest in Phase 2 of the project, focusing on the upstream facilities in Monlevade (sinter plant, blast furnace and meltshop), will be taken at a later date.
g)	During 3Q 2013, Acindar Industria Argentina de Aceros S.A. (Acindar) announced its intention to invest $100 million in a new rolling mill (with production capacity of 400ktpy of rebars from 6 to 32mm) in Santa Fe province, Argentina devoted to the manufacturing of civil construction products. The new rolling mill will also enable ArcelorMittal Acindar to optimize production at its special bar quality (SBQ) rolling mill in Villa Constitución, which in the future will only manufacture products for the automotive and mining industries. The project is expected to take up to 24 months to build, with operations expected to start in 2016.
h)	Valin ArcelorMittal Automotive Steel (“VAMA”), a downstream automotive steel joint venture between ArcelorMittal and Valin Group, of which the Company owns 49%, will produce steel for high-end applications in the automobile industry and supply international automakers and first-tier Chinese car manufacturers as well as their supplier networks for the rapidly growing Chinese market. The project involves the construction of state of the art pickling line tandem CRM (1.5mt), continuous annealing line (0.9mt) and hot dipped galvanised line (0.5mt). Total capital investment is $832 million (100% basis) with the first automotive coil to be produced in 2H 2014.

Analysis of segment operations

Effective January 1, 2014, ArcelorMittal implemented changes to its organizational structure to give it a greater geographical focus.  The principal benefits of the changes are to reduce organizational complexity and layers; simplification of processes; regional synergies and taking advantage of the scale effect within the regions.

As a result, the analysis of segment operations presented in this earnings release has been prepared reflecting the new organizational structure14. The changes are only related to the allocation between the new reporting segments of NAFTA, Brazil (Brazil and neighboring countries), Europe and ACIS. There are no changes to the Group total or to the Mining segment.

The NAFTA segment includes the Flat, Long and Tubular operations of USA, Canada and Mexico. The Brazil segment includes the Flat operations of Brazil, and the Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Trinidad and Tobago and Venezuela. The Europe segment comprises the Flat, Long and Tubular operations of the European business, as well as Distribution Solution (AMDS). The ACIS division is largely unchanged with the addition of some Tubular operations. The Mining segment remains unchanged.

NAFTA

(USDm) unless otherwise shown	2Q 14	1Q 14	2Q 13	1H 14	1H 13
Sales	5,423	4,928	4,794	10,351	9,681
EBITDA	177	259	191	436	576
Depreciation	170	189	188	359	383
Operating income	7	70	3	77	193

Crude steel production (kt)	6,153	6,256	5,720	12,409	12,099
Steel shipments (kt)	5,790	5,613	5,433	11,403	10,998
Average steel selling price (US$/t)[15]	856	840	841	848	838

NAFTA crude steel production decreased by 1.7% to 6.2 million tonnes in 2Q 2014 as compared to 1Q 2014 as a result of the planned blast furnace reline at Indiana Harbor No.7 and unplanned maintenance downtime at Cleveland.

Steel shipments in 2Q 2014 were 5.8 million tonnes, an increase of 3.2% as compared to 1Q 2014, primarily driven by a 3.8% increase in flat product steel shipment volumes, reflecting improved demand following the severe weather disruption in the United States in 1Q 2014, offset in part by 1.6% decline in long product steel shipment volumes, primarily due to lower export business from Mexico.

Sales in NAFTA were 10.0% higher at $5.4 billion in 2Q 2014 as compared to 1Q 2014 due to higher steel shipments as discussed above, and higher average steel selling prices (+1.9%). Average steel selling prices for flat products increased by 1.0% and for long products by 4.7%.

EBITDA in 2Q 2014 decreased to $177 million as compared to $259 million in 1Q 2014. EBITDA in 2Q 2014 included a $90 million charge following the settlement of antitrust litigation in the United States. Excluding this effect, EBITDA would have been 3.3% higher than 1Q 2014. Operating results for 2Q 2014 continued to be negatively impacted by the residual costs recorded in 2Q 2014 resulting from the severe weather disruption in United States during 1Q 2014 as well as costs related to planned and unplanned maintenance downtime. Going forward, the Company does not expect to see any further impact from the severe weather experienced during 1H 2014 on NAFTA performance.

As compared to 2Q 2013, EBITDA decreased by 7.2%. Excluding the charge related to the settlement of the US antitrust litigation, EBITDA would have been 40.0% higher on account of higher steels shipments (+6.6%) and average steel selling prices (+1.7%).

Brazil

(USDm) unless otherwise shown	2Q 14	1Q 14	2Q 13	1H 14	1H 13
Sales	2,431	2,356	2,618	4,787	5,080
EBITDA	414	425	533	839	900
Depreciation	109	138	175	247	358
Operating income	305	287	358	592	542

Crude steel production (kt)	2,382	2,413	2,561	4,795	4,961
Steel shipments (kt)	2,312	2,325	2,487	4,637	4,894
Average steel selling price (US$/t)	934	895	959	914	942

Brazil segment crude steel production at 2.4 million tonnes in 2Q 2014 was comparable to 1Q 2014.

Steel shipments in 2Q 2014 were 2.3 million tonnes. Flat product steel shipment volumes increased 5.4% in 2Q 2014 following operational issues during 1Q 2014 in the hot strip mill in Tubarão, offset by lower long products steel shipment volumes (down 5.8%), with lower exports from our Point Lisas operating facility in Trinidad.

Sales increased by 3.2% to $2.4 billion in 2Q 2014 as compared to 1Q 2014. Sales were higher primarily on account of higher average steel selling prices (+4.4%). Average steel selling price for long products were higher by 5.5% driven in part by forex, while prices for flat products marginally declined by 0.1%.

EBITDA in 2Q 2014 decreased by 2.4% to $414 million as compared to $425 million in 1Q 2014, and decreased by 22.3% as compared to $533 million in 2Q 2013. EBITDA in Q2 2014 was lower than 1Q 2014 primarily due to additional costs associated with the preparation for the planned re-start of ArcelorMittal Tubarão blast furnace No.3 in the third quarter of 2014. The long product business performance remained relatively stable

EBITDA in 2Q 2014 was lower compared to 2Q 2013 by 22.3%, primarily due to lower steel shipment volumes (-7.0%) and additional costs incurred in 2Q 2014 following the re-start of ArcelorMittal Tubarão blast furnace No.3 discussed above.

Europe

(USDm) unless otherwise shown	2Q 14	1Q 14	2Q 13	1H 14	1H 13
Sales	10,518	10,322	10,546	20,840	20,750
EBITDA	689	535	490	1,224	910
Depreciation	355	455	490	810	978
Impairments	-	-	24	-	24
Restructuring charges	-	-	164	-	164
Operating income / (loss)	334	80	(188)	414	(256)

Crude steel production (kt)	10,941	10,899	10,531	21,840	20,950
Steel shipments (kt)	10,191	10,009	10,011	20,200	19,538
Average steel selling price (US$/t)	799	808	807	804	813

Europe segment crude steel production in 2Q 2014 at 10.9 million tonnes remained flat as compared to 1Q 2014.

Steel shipments in 2Q 2014 were 10.2 million tonnes, an increase of 1.8% as compared to 1Q 2014. Flat product steel shipment volumes increased 0.7% and long product steel shipment volumes increased by 4.2%, both benefiting from seasonality and improved underlying demand.

Sales increased by 1.9% to $10.5 billion in 2Q 2014, as compared to $10.3 billion in 1Q 2014, primarily due to higher steel shipment volumes discussed above, offset in part by lower average steel selling prices (-1.1%). Average steel selling prices for flat products decreased by 0.9% and for long products by 2.2%.

EBITDA in 2Q 2014 increased by 28.8%, to $689 million, as compared to $535 million in 1Q 2014, mainly driven by higher shipments and positive price / cost effects. EBITDA in 2Q 2014 was 40.6% higher than 2Q 2013, primarily reflecting improved market conditions and the realized benefits of cost optimization efforts.

The comparable operating performance for 2Q 2013 was impacted by restructuring charges of $164 million, primarily associated with the long term idling of the Florange liquid phase in France and impairment charges of $24 million primarily related to the closure of the organic coating and tin plate lines in Florange.  There were no such impairment or restructuring charges in 2Q 2014.

ACIS

(USDm) unless otherwise shown	2Q 14	1Q 14	2Q 13	1H 14	1H 13
Sales	2,300	2,007	2,151	4,307	4,303
EBITDA	156	109	127	265	150
Depreciation	131	129	129	260	266
Impairments	-	-	15	-	15
Restructuring charges	-	-	9	-	9
Operating income / (loss)	25	(20)	(26)	5	(140)

Crude steel production (kt)	3,600	3,413	3,681	7,013	6,926
Steel shipments (kt)	3,306	3,187	3,087	6,493	6,205
Average steel selling price (US$/t)	592	567	628	580	626

ACIS crude steel production increased by 5.5% in 2Q 2014 to 3.6 million tonnes as compared to 1Q 2014, primarily due to higher production in Ukraine (1Q 2014 impacted by blast furnace maintenance) and Kazakhstan, offset in part by lower production in South Africa following the reline of the Newcastle blast furnace, which commenced during the quarter.

Steel shipments in 2Q 2014 were 3.3 million tonnes, an increase of 3.7% as compared to 1Q 2014, primarily due to an increase in Kazakhstan (+22.8%) and Ukraine (+2.4%), offset in part by lower steel shipment volumes in South Africa (-6.8%).

Sales were $2.3 billion in 2Q 2014, an increase of 14.6% as compared to 1Q 2014. Sales in 2Q 2014 were positively impacted by improved volumes and higher average steel selling prices (+4.4%). Average steel selling prices improved by 7.1% in Kazakhstan, by 2.6% in Ukraine and by 5.3% in South Africa.

EBITDA in 2Q 2014 increased by 42.4% to $156 million, as compared to $109 million in 1Q 2014, due to improved performance in the CIS countries, offset by weaker South African profitability due to weak economic growth and associated domestic challenges, coupled with planned maintenance noted above.

EBITDA in 2Q 2014 increased by 22.5% to $156 million, as compared to $127 million in 2Q 2013, due to improved steel shipments (+7.1%) and forex benefit offset in part by lower average steel selling prices (-5.8%).

Mining

	2Q 14	1Q 14	2Q 13	1H 14	1H 13
Sales[16]	1,383	1,256	1,351	2,639	2,550
EBITDA	388	433	432	821	865
Depreciation	155	159	146	314	293
Operating income	233	274	286	507	572

Own iron ore production (a) (Mt)	16.6	14.8	15.0	31.4	28.1
Iron ore shipped externally and internally at market price (b) (Mt)	10.5	9.3	8.2	19.8	15.5
Iron ore shipment - cost plus basis (Mt)	6.2	4.2	6.5	10.4	11.3

Own coal production(a) (Mt)	1.8	1.8	2.0	3.6	4.0
Coal shipped externally and internally at market price(b) (Mt)	1.1	1.0	1.1	2.1	2.4
Coal shipment - cost plus basis (Mt)	0.8	0.8	0.7	1.6	1.4

(a) Own iron ore and coal production not including strategic long-term contracts

(b) Iron ore and coal shipments of market-priced based materials include the Company’s own mines, and share of production at other mines, and exclude supplies under strategic long-term contracts

Own iron ore production (not including supplies under strategic long-term contracts) in 2Q 2014 was 16.6 million metric tonnes, 11.7% higher than 14.8 million metric tonnes for 1Q 2014, primarily due to higher production from our Canadian mining operations following severe winter conditions in 1Q 2014. Own iron ore production in 2Q 2014 was 10.7% above 2Q 2013.

Shipments at market price increased by 12.5% to 10.5 million tonnes in 2Q 2014 as compared to 9.3 million tonnes in 1Q 2014, primarily driven by seasonally higher shipments from our Canadian mining operations following the severe weather conditions in 1Q 2014. Shipments at market price in 2Q 2014 were 28.8% higher than 2Q 2013 primarily due to increased shipments in Canada following successful commissioning and ramp-up of the expanded concentrator during 2013.

Own coal production (not including supplies under strategic long-term contracts) in 2Q 2014 was 1.8 million metric tonnes, flat as compared to 1Q 2014 and lower than 2.0 million metric tonnes for 2Q 2013.

EBITDA for 2Q 2014 was $388 million, 10.5% lower as compared to $433 million in 1Q 2014, primarily due to lower seaborne iron ore market prices, partially offset by seasonally higher volumes and improved costs.

EBITDA for 2Q 2014 was lower at $388 million as compared to $432 million in 2Q 2013 due to lower seaborne iron ore market prices, partially offset by higher market priced shipments.

Liquidity and Capital Resources

For 2Q 2014, net cash provided by operating activities was $1,548 million, as compared to net cash used in operating activities of $471 million in 1Q 2014.

Cash provided by operating activities in 2Q 2014 included a $856 million release of operating working capital as compared to a $906 million investment of operating working capital in 1Q 2014. Rotation days17 decreased during 2Q 2014 to 54 days from 61 days in 1Q 2014 due to improvement in inventory, receivables and payables.

Net cash used by other operating activities in 2Q 2014 was $384 million (including amongst others the Senegal settlement payment, changes in other payables, such as employee benefits and the adjustments of non-cash items such as income from associates and forex gains partially offset by non-cash gains and losses on convertible bonds, and hedging instruments which matured during the quarter), as compared to net cash used by other operating activities in 1Q 2014 of $393 million (including adjustments of non-cash items such as income from associates and forex and changes in other payables, such as employee benefits, payment of provisions and VAT).

Net cash used in investing activities during 2Q 2014 was $607 million, as compared to $1,090 million in 1Q 2014. Capital expenditure decreased to $774 million in 2Q 2014 as compared to $875 million in 1Q 2014. The Company continues to expect full year 2014 capital expenditure to be approximately $3.8-4.0 billion.

Cash flow from other investing activities in 2Q 2014 of $167 million primarily included cash inflow from the divestures of ATIC18 group and steel cord business19. Other investing activities in 1Q 2014 of $215 million primarily included $258 million associated with the AM/NS Calvert acquisition offset in part by proceeds from the exercise of the second put option in Hunan Valin13.

Net cash used in financing activities for 2Q 2014 was $1,675 million as compared to net cash provided by financing activities of $557 million in 1Q 2014. Net cash used in financing activities for 2Q 2014 primarily included debt repayment of $2.7 billion (primarily €1.25 billion for the 7.25% convertible bonds due April 1, 2014 and $800 million for the 5.00% convertible bonds due May 15, 2014), offset in part by a new bank loan of $1.0 billion.

Net cash provided by financing activities for 1Q 2014 included inflow of $1.3 billion relating to the proceeds from the issuance of a €750 million 3.00% Notes due March 25, 2019, under the Company’s €3 billion wholesale Euro Medium Term Notes Programme and proceeds from a new 3-year $300 million financing provided by EDC (Export Development Canada), offset in part by the early redemption of perpetual securities of $657 million. During 1Q 2014, the Company paid dividends of $57 million including dividends to minority shareholders in ArcelorMittal Mines Canada and payments to perpetual securities holders.

Net cash used in financing activities for 2Q 2013 included debt repayment of $3.3 billion (primarily €1.5 billion for the 8.25% bond due 2013 and $1.2 billion for the 5.375% bond due 2013) and $290 million cash received related to the second and final instalment of the previously announced investment by a consortium led by POSCO and China Steel Corporation (CSC) to acquire a joint venture interest in ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets in Quebec, Canada.

At June 30, 2014, the Company’s cash and cash equivalents (including restricted cash) and short-term investments amounted to $4.4 billion as compared to $5.1 billion at March 31, 2014. Gross debt of $21.8 billion at June 30, 2014, decreased $1.7 billion as compared to March 31, 2014. As of June 30, 2014, net debt was $17.4 billion as compared with $18.5 billion at March 31, 2014, primarily due to release in operating working capital ($0.9 billion) and M&A proceeds ($0.2 billion).

The Company had liquidity20 of $10.4 billion at June 30, 2014, consisting of cash and cash equivalents (including restricted cash and short-term investments) of $4.4 billion and $6.0 billion of available credit lines. On June 30, 2014, the average debt maturity was 6.2 years.

Key recent developments

•	On July 29, 2014, ArcelorMittal and Billiton Guinea B.V. (“BHP Billiton”) signed a sale and purchase agreement for the acquisition by ArcelorMittal of a 43.5% stake in Euronimba Limited (“Euronimba”), which holds a 95% indirect interest in the Mount Nimba iron ore project in Guinea (“Project”). The Project comprises a 935 million tonne direct shipped ore resource with an average grade of 63.1% Fe and is located approximately 40 kilometres from ArcelorMittal Liberia’s mine and infrastructure operations. ArcelorMittal has simultaneously entered into a sale and purchase agreement with Compagnie Française de Mines et Métaux (a member of the Areva group) for the acquisition of its 13% stake in Euronimba. The closing of these two transactions would give ArcelorMittal a 56.5% ownership of Euronimba. The remaining 43.5% of Euronimba is owned by Newmont LaSource S.A.S. (“Newmont”). As part of the transaction, ArcelorMittal has granted Newmont a limited duration option which, if exercised, would result in Newmont and ArcelorMittal owning equal stakes in Euronimba. The transaction is subject to certain closing conditions, including merger control clearance and certain approvals from the Government of Guinea.

•	On July 4, 2014, ArcelorMittal issued €600 million of 2.875 per cent Notes due July 6, 2020 under its €3 billion wholesale Euro Medium Term Notes Programme. The proceeds of the issuance will be used for general corporate purposes.

•	On June 30, 2014, ArcelorMittal completed the sale of its 78% stake in European port handling and logistics company ATIC Services S.A. (“ATIC”) to HES Beheer, having received all necessary regulatory approvals. The transaction was completed for an agreed price of EUR 155 million ($212 million). The net proceeds received are $144 million being $212 million cash proceeds minus cash held by ATIC. Additionally, $17 million debt held by ATIC has been transferred. The transaction is consistent with ArcelorMittal’s stated strategy of selective divestment of non-core assets. The transaction was completed on June 30, 2014.

•	On June 15, 2014, Valin ArcelorMittal Automotive Steel Co (VAMA) opened its new advanced automotive steel plant in China, beginning a new era of automotive manufacturing in the country. VAMA, the joint venture between ArcelorMittal and Hunan Iron & Steel Co. will produce state-of-the-art grade steels for safe and cost-efficient lightweight design, superior surface quality and coating technology, helping to meet rapid growth in demand for advanced automotive steels in China. The annual production capacity will be 1.5 million tons, including 800,000 tons of cold rolled coils, 200,000 tons of aluminium-coated coils and 500,000 tons of hot-dip galvanised coils.

•	In June 2014, ArcelorMittal agreed to settle a lawsuit brought in the U.S. District Court for the Northern District of Illinois, alleging that ArcelorMittal and several large U.S. steel competitors restricted the output of steel products between 2005 and 2007. ArcelorMittal continues to strongly deny any liability or wrongdoing and believes the claims are without merit. In order to avoid further costs and distraction of management resources, as well as to mitigate further risk, ArcelorMittal agreed to a settlement of $90 million with the plaintiff class.

•	ArcelorMittal can confirm that a settlement has been reached with the State of Senegal in respect of the arbitration that had been brought in connection with a 2007 agreement relating to an integrated iron ore mining and related infrastructure project in Senegal.

•	On December 9, 2013, ArcelorMittal signed an agreement with Kiswire Ltd. for the sale of its 50% stake in the joint venture Kiswire ArcelorMittal Ltd in South Korea and certain other entities of its steel cord business in the US, Europe and Asia for a total consideration of $169 million. The net proceeds received in 2Q 2014 are $39 million being $55 million received in cash during the quarter minus cash held by steel cord business. Additionally, $28 million of gross debt held by the steel cord business has been transferred. The remaining $102 million from the sale proceeds is expected to be received by 2Q 2015. The transaction is subject to final working capital adjustments.

Outlook and guidance

The 2014 guidance framework remains valid. Reflecting the weaker than expected iron ore price, this underlying assumption has been adjusted to $105/t (from $120/t previously) implying a second-half average of $100/t. All other components of the framework remain unchanged. As a result, the Company now expects 2014 EBITDA in excess of $7.0 billion. The key assumptions behind this framework are discussed below.

Based on the current economic outlook, ArcelorMittal continues to expect global apparent steel consumption (“ASC”) to increase by approximately 3-3.5% in 2014. Steel demand growth has been strong in Europe and we have upgraded our ASC growth in 2014 to 3-4%. Despite the impact of severe weather in the US on demand in 1Q 2014, data for 2Q 2014 has been strong and US ASC growth in 2014 has also been upgraded to a forecast range of 5-6%. In China, we see signs of stabilization due to the government’s targeted stimulus, and expect steel demand in the range of 3-3.5%. While risks remain to steel demand in the CIS and other emerging markets including Brazil, the stronger fundamentals in our key developed world markets continue to support our expectation that steel shipments should increase by approximately 3% in 2014 as compared to 2013.

Following the successful ramp up of expanded capacity at ArcelorMittal Mines Canada, year-on-year increases in market priced iron ore shipments are expected. This should underpin a 15% expansion of marketable iron ore volumes for the Company in 2014 as compared to 2013.

The working assumption behind the revised 2014 EBITDA guidance is an average iron ore price of approximately $105/t (for 62% Fe CFR China).

Due to improved industry utilization rates, and the further contribution of the Company’s Asset Optimization and Management Gains cost optimization programs, steel margins are expected to improve in 2014. This improvement is forecasted despite the negative weather related impact on NAFTA performance at the beginning of the year, which resulted in increased costs of approximately $350 million in the 1H 2014.

Furthermore, the Company expects net interest expense to be approximately $1.6 billion in 2014 as compared to $1.8 billion in 2013 due primarily to lower average debt.

Capital expenditure is expected to be approximately $3.8-4.0 billion, a slight increase over 2013, with some of the expected spending from last year rolling into 2014 as well as the continuation of the phase II Liberia project.

As previously communicated, the Company does not intend to ramp-up any major steel growth capex or increase dividends until the medium term $15 billion net debt target has been achieved and market conditions improve.

ArcelorMittal Condensed Consolidated Statements of Financial Position1

	June 30,	March 31,	December 31,
In millions of U.S. dollars	2014	2014	2013
ASSETS
Cash and cash equivalents including restricted cash	4,404	5,061	6,232
Trade accounts receivable and other	5,260	5,547	4,886
Inventories	18,627	18,888	19,240
Prepaid expenses and other current assets	3,122	3,406	3,375
Assets held for sale[21]	125	621	292
Total Current Assets	31,538	33,523	34,025

Goodwill and intangible assets	8,753	8,716	8,734
Property, plant and equipment	50,835	50,876	51,364
Investments in associates and joint ventures	6,948	6,907	7,195
Deferred tax assets	8,972	9,075	8,938
Other assets	2,557	2,251	2,052
Total Assets	109,603	111,348	112,308

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	3,702	5,336	4,092
Trade accounts payable and other	12,494	12,181	12,604
Accrued expenses and other current liabilities	7,351	7,679	8,456
Liabilities held for sale[21]	42	194	83
Total Current Liabilities	23,589	25,390	25,235

Long-term debt, net of current portion	18,132	18,226	18,219
Deferred tax liabilities	3,235	3,190	3,115
Other long-term liabilities	12,423	12,478	12,566
Total Liabilities	57,379	59,284	59,135

Equity attributable to the equity holders of the parent	48,923	48,735	49,793
Non–controlling interests	3,301	3,329	3,380
Total Equity	52,224	52,064	53,173
Total Liabilities and Shareholders’ Equity	109,603	111,348	112,308

ArcelorMittal Condensed Consolidated Statement of Operations1

In millions of U.S. dollars	Three months ended		Six months ended
	June 30, 2014	March 31, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Sales	20,704	19,788	20,197	40,492	39,949
Depreciation	(931)	(1,080)	(1,136)	(2,011)	(2,297)
Impairment	-	-	(39)	-	(39)
Restructuring charges	-	-	(173)	-	(173)
Operating income	832	674	352	1,506	756
Operating margin %	4.0%	3.4%	1.7%	3.7%	1.9%

Income / (loss) from associates, joint ventures and other investments	118	36	(24)	154	(42)
Net interest expense	(383)	(426)	(471)	(809)	(949)
Foreign exchange and other net financing (loss)	(327)	(380)	(530)	(707)	(685)
Income / (loss) before taxes and non-controlling interests	240	(96)	(673)	144	(920)
Current tax	(95)	(156)	(149)	(251)	(210)
Deferred tax	(61)	95	50	34	14
Income tax benefit / (expense)	(156)	(61)	(99)	(217)	(196)
Income / (loss) including non-controlling interests	84	(157)	(772)	(73)	(1,116)
Non-controlling interests	(32)	(48)	(8)	(80)	(9)
Net income / (loss) attributable to equity holders of the parent	52	(205)	(780)	(153)	(1,125)

Basic earnings (loss) per common share ($)	0.03	(0.12)	(0.44)	(0.09)	(0.65)
Diluted earnings (loss) per common share ($)	0.03	(0.12)	(0.44)	(0.09)	(0.65)

Weighted average common shares outstanding (in millions)	1,791	1,790	1,788	1,791	1,769
Adjusted diluted weighted average common shares outstanding (in millions)	1,793	1,792	1,789	1,793	1,770

EBITDA	1,763	1,754	1,700	3,517	3,265
EBITDA Margin %	8.5%	8.9%	8.4%	8.7%	8.2%

OTHER INFORMATION
Own iron ore production (million metric tonnes)[22]	16.6	14.8	15.0	31.4	28.1
Crude steel production (million metric tonnes)	23.1	23.0	22.5	46.1	44.9
Total shipments of steel products (million metric tonnes)	21.5	21.0	20.9	42.4	41.4

ArcelorMittal Condensed Consolidated Statements of Cash flows1

In millions of U.S. dollars	Three months ended		Six months ended
	June 30, 2014	March 31, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Operating activities:
Net income / (loss) attributable to equity holders of the parent	52	(205)	(780)	(153)	(1,125)
Adjustments to reconcile net income /(loss) to net cash provided by operations:
Non-controlling interest	32	48	8	80	9
Depreciation and impairment	931	1,080	1,175	2,011	2,336
Restructuring charges	-	-	173	-	173
Deferred income tax	61	(95)	(50)	(34)	(14)
Change in operating working capital[23]	856	(906)	1,272	(50)	723
Other operating activities (net)	(384)	(393)	561	(777)	(45)
Net cash provided by (used in) operating activities	1,548	(471)	2,359	1,077	2,057
Investing activities:
Purchase of property, plant and equipment and intangibles	(774)	(875)	(709)	(1,649)	(1,636)
Other investing activities (net)	167	(215)	(8)	(48)	116
Net cash used in investing activities	(607)	(1,090)	(717)	(1,697)	(1,520)
Financing activities:
Net (payments) proceeds relating to payable to banks and long-term debt	(1,659)	1,286	(3,047)	(373)	(3,068)
Dividends paid	(5)	(57)	(3)	(62)	(37)
Combined capital offering	-	-	-	-	3,978
Payments for subordinated perpetual securities	-	(657)	-	(657)	-
Disposal / (acquisition) of non-controlling interests	-	-	290	-	1,100
Other financing activities (net)	(11)	(15)	(36)	(26)	(76)
Net cash (used in) provided by financing activities	(1,675)	557	(2,796)	(1,118)	1,897
Net (decrease) increase in cash and cash equivalents	(734)	(1,004)	(1,154)	(1,738)	2,434
Cash and cash equivalents transferred to assets held for sale	38	(31)	-	7	-
Effect of exchange rate changes on cash	9	(136)	61	(127)	(85)
Change in cash and cash equivalents	(687)	(1,171)	(1,093)	(1,858)	2,349

Appendix 1: Geographical shipments by products

(000'kt)	2Q 14	1Q 14	2Q 13	1H 14	1H 13
Flat	4,699	4,528	4,306	9,227	8,847
Long	1,193	1,212	1,202	2,405	2,326
NAFTA	5,790	5,613	5,433	11,403	10,998
Flat	948	899	1,100	1,847	2,139
Long	1,336	1,419	1,367	2,755	2,738
Brazil	2,312	2,325	2,487	4,637	4,894
Flat	7,039	6,992	6,989	14,031	13,800
Long	3,123	2,997	2,991	6,120	5,686
Europe	10,191	10,009	10,011	20,200	19,538
CIS	2,243	2,053	2,046	4,296	4,077
Africa	1,037	1,112	1,017	2,149	2,090
ACIS	3,306	3,187	3,087	6,493	6,205

Appendix 2: Capital expenditure24

(USDm)	2Q 14	1Q 14	2Q 13	1H 14	1H 13
NAFTA	116	110	81	226	160
Brazil	106	135	54	241	122
Europe	209	309	175	518	473
ACIS	110	105	99	215	188
Mining	220	209	298	429	687
Total	774	875	709	1,649	1,636

Note: Table excludes others and eliminations.

Appendix 3: Debt repayment schedule as of June 30, 2014

Debt repayment schedule (USD billion)	2014	2015	2016	2017	2018	>2018	Total
Bonds	0.6	2.2	1.9	2.8	2.2	8.5	18.2
LT revolving credit lines
- $3.6bn syndicated credit facility	-	-	-	-	-	-	-
- $2.4bn syndicated credit facility	-	-	-	-	-	-	-
Commercial paper[25]	0.1	-	-	-	-	-	0.1
Other loans	0.6	1.3	0.9	0.1	0.1	0.5	3.5
Total gross debt	1.3	3.5	2.8	2.9	2.3	9.0	21.8

Appendix 4: Credit lines available as of June 30, 2014

Credit lines available (USD billion)	Maturity	Commitment	Drawn	Available
- $3.6bn syndicated credit facility	18/03/2016	3.6	0.0	3.6
- $2.4bn syndicated credit facility	06/11/2018	2.4	0.0	2.4
Total committed lines[26]		6.0	0.0	6.0

Appendix 5: EBITDA bridge from 1Q 2014 to 2Q 2014

USD millions	EBITDA 1Q 14	Volume & Mix - Steel (a)	Volume & Mix - Mining (a)	Price-cost - Steel (b)	Price-cost - Mining (b)	Non -Steel EBITDA (c)	Other (d)	EBITDA 2Q 14
Group	1,754	131	25	1	(70)	(8)	(70)	1,763

a)	The volume variance indicates the sales value gain/loss through selling a higher/lower volume compared to the reference period, valued at reference period contribution (selling price–variable cost). The mix variance indicates sales value gain/loss through selling different proportions of mix (product, choice, customer, market including domestic/export), compared to the reference period contribution.
b)	The price-cost variance is a combination of the selling price and cost variance. The selling price variance indicates the sales value gain/loss through selling at a higher/lower price compared to the reference period after adjustment for mix, valued with the current period volumes sold. The cost variance indicates increase/decrease in cost (after adjustment for mix, one-time items, non-steel cost and others) compared to the reference period cost. Cost variance includes the gain/loss through consumptions of input materials at a higher price/lower price, movement in fixed cost, changes in valuation of inventory due to movement in capacity utilization etc.
c)	Non-steel EBITDA variance primarily represents the gain/loss through the sale of by-products and services.
d)	Other primarily represents foreign exchange and in 2Q 2014 also includes a $90 million charge following the settlement of antitrust litigation in the United States.

1 The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). While the interim financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. This press release also includes certain non-GAAP financial measures.

2 Lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

3 EBITDA is defined as operating income plus depreciation, impairment expenses and restructuring charges / exceptional items.

4 In June 2014, ArcelorMittal agreed to settle a lawsuit brought in the U.S. District Court for the Northern District of Illinois, alleging that ArcelorMittal and several large U.S. steel competitors restricted the output of steel products between 2005 and 2007. ArcelorMittal continues to strongly deny any liability or wrongdoing and believes the claims are without merit. In order to avoid further costs and distraction of management resources, as well as to mitigate further risk, ArcelorMittal agreed to a settlement of $90 million with the plaintiff class.

5 EBITDA in 2Q 2014 of $1,763 million included the negative impact of $90 million following the settlement of US antitrust litigation.

6 Market priced tonnes represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market. Market priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments and reported at the prevailing market price. Shipments of raw materials that do not constitute market-priced tonnes are transferred internally and reported on a cost-plus basis.

7 Net debt refers to long-term debt, plus short-term debt, less cash and cash equivalents, restricted cash and short-term investments.

8 Mergers and acquisition (M&A) proceeds primarily include inflow from the divestures of ATIC group and Steel cord business.

9 EBITDA/t is calculated as total Group EBITDA divided by total steel shipments.

10 On February 26, 2014, ArcelorMittal, together with Nippon Steel & Sumitomo Metal Corporation (“NSSMC”), announced that it has completed the acquisition of ThyssenKrupp Steel USA (“TK Steel USA”), a steel processing plant in Calvert, Alabama, having received all necessary regulatory approvals. The transaction – a 50/50 joint venture with NSSMC – was completed for an agreed price of $1,550 million plus working capital and net debt adjustment. ArcelorMittal paid $258 million cash for the acquisition in 1Q 2014. The Calvert plant has a total capacity of 5.3 million tons including hot rolling, cold rolling, coating and finishing lines.

11 Foreign exchange and other net financing costs include foreign currency swaps, bank fees, interest on pensions, impairments of financial instruments and revaluation of derivative instruments, and other charges that cannot be directly linked to operating results.

12 ArcelorMittal can confirm that a settlement has been reached with the State of Senegal in respect of the arbitration that had been brought in connection with a 2007 agreement relating to an integrated iron ore mining and related infrastructure project in Senegal.

13 The Company’s interest in the associate Hunan Valin Steel Tube and Wire Co. Ltd. (“Hunan Valin”) decreased from 30% to 20% following the sale of a 10% stake to Hunan Valin Iron & Steel Group Co, Ltd. (“Valin Group”) as a result of the exercise of the first and second put options on February 6, 2013 and August 6, 2013, respectively. The total consideration received for the sale for the first and second option was $194 million, of which $169 million was reinvested into a capital increase and the acquisition of an additional 16% interest in Valin ArcelorMittal Automotive Steel (“VAMA”), a downstream automotive steel joint venture between ArcelorMittal and Valin Group in which the Company increased accordingly its stake from 33% to 49%. The Company’s interest in Hunan Valin decreased from 20% to 15% following the sale of a 5% stake to Valin Group as a result of the exercise of the third put option on February 8, 2014. The Company expects to exercise its fourth and last option in August 2014.

14 Shipments information at Group level was previously based on a simple aggregation, eliminating intra-segment shipments and excluding shipments of the Distribution Solutions segment.  The new presentation of shipments information eliminates both inter- and intra–segment shipments which are primarily between Flat/Long plants and Tubular plants and continues to exclude the shipments of Distribution Solutions.

15 Average steel selling prices are calculated as steel sales divided by steel shipments.

16 There are three categories of sales: 1) “External sales”: mined product sold to third parties at market price; 2) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities and reported at prevailing market prices; 3) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or cost-plus is whether the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).

17 Rotation days are defined as days of accounts receivable plus days of inventory minus days of accounts payable. Days of accounts payable and inventory are a function of cost of goods sold of the quarter on an annualized basis. Days of accounts receivable are a function of sales of the quarter on an annualized basis.

18 On April 30, 2014, ArcelorMittal and H.E.S. Beheer N.V. signed a sale and purchase agreement for the sale of ArcelorMittal’s 78% stake in European port handling and logistics company ATIC Services S.A. (“ATIC”) to HES Beheer for €155 million ($212 million). The net proceeds received are $144 million being $212 million cash proceeds minus cash held by ATIC. Additionally, $17 million debt held by ATIC has been transferred. The transaction is consistent with ArcelorMittal’s stated strategy of selective divestment of non-core assets. The transaction was completed on June 30, 2014.

19 On December 9, 2013, ArcelorMittal signed an agreement with Kiswire Ltd. for the sale of its 50% stake in the joint venture Kiswire ArcelorMittal Ltd in South Korea and certain other entities of its steel cord business in the US, Europe and Asia for a total consideration of $169 million. The net proceeds received in 2Q 2014 are $39 million being $55 million received in cash during the quarter minus cash held by steel cord business. Additionally, $28 million of gross debt held by the steel cord business has been transferred. The remaining $102 million from the sale proceeds is expected to be received by 2Q 2015. The transaction is subject to final working capital adjustments.

20 Includes back-up lines for the commercial paper program.

21 Assets and liabilities subject to disposal primarily relate to Circuit Foil. Pursuant to a sale and purchase agreement entered into on July 10, 2014 with Doosan (a South Korean conglomerate), ArcelorMittal will sell all of the shares of Circuit Foil Luxembourg Sarl (CFL), together with some of its subsidiaries, for cash consideration of $50 million. Accordingly, all the related assets and liabilities have been considered as held for sale as of June 30, 2014.

22 Total of all finished production of fines, concentrate, pellets, lumps and coal (excludes share of production and strategic long-term contracts).

23 Operating working capital is defined as trade accounts receivable plus inventories less trade accounts payable.

24 Capex includes the acquisition of intangible assets (such as concessions for mining and IT support) and includes payments to fixed asset suppliers.

25 Commercial paper is expected to continue to be rolled over in the normal course of business.

26 During the 1H 2014, ArcelorMittal entered into short-term committed bilateral credit facilities totaling approximately $0.9 billion. As of June 30, 2014 the facilities remain fully available.